

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

Mail Stop 3268

March 20, 2009

Via Facsimile at (212)751-4864 and U.S. Mail

Charles M. Nathan
Latham & Watkins
885 Third Avenue
New York, New York 10022-4834

Re: Genentech, Inc.
Amendment No. 4 to Schedule 14D-9 filed March 6, 2009
Amendment No. 5 to Schedule 14D-9 filed March 12, 2009
Amendment No. 6 to Schedule 14D-9 filed March 12, 2009
File No. 5-32488

Dear Mr. Nathan:

We have reviewed the above filings and have the following comments. Please note that in addition to considering your responses to our comment letter dated March 6, 2009, we have additional comments on the revised disclosure that you filed in response to the increased Roche bid and the subsequent change in your recommendation.

General

1. Supplementally advise us whether any members of Genentech senior management or current board members (other than those Genentech board members currently affiliated with Roche) will become board members of Roche or will receive significant equity positions in Roche going forward. If so, consider whether these individuals should be included as filing persons on the Schedule 13E-3.

Amendment No. 6 to the Schedule 14D-9 filed March 12, 2009
Exhibit 99(a)(13) – Roche Merger Internal Frequently Asked Questions

2. In Q3, you characterize the $112 per share figure as the figure at which the Special Committee has previously valued Genentech. This seems inconsistent with your disclosure in Amendment No. 5 to the Schedule 14D-9, where you characterize that number as the starting point for negotiations with Roche. In addition, your statements here concerning the developments in economic conditions should be explained in light

of your supplemental response to comment 11 in our prior comment letter dated March 6, 2009. See our comments below.

Amendment No. 5 to the Schedule 14D-9 filed March 12, 2009

3. We note your response to comments 5 and 8 in our March 6th comment letter. Pursuant to Item 1013(b) of Regulation M-A, please expand the disclosure to include a discussion of the alternatives referenced in your response to our comment. If Roche rejected these alternatives out of hand, revise your disclosure to say that.

Additional Comments:
The $93.00 Offer, page 6

4. On page 7, you cite recent market downturns and state that "the Special Committee concluded that while $112 per Share was a reasonable starting point for a negotiation in December 2008, it was not an appropriate expectation in the current financial environment." However, in response to comment 11 in our prior comment letter, you state "in the Company's experience, pharmaceutical and biotechnology companies are typically unharmed or less harmed by economic downturns and therefore the economy, as well as the other factors indicated in the Staff's comment, were not significant components in the difference between the 2007 LRP and the 2008 Financial Plan." Please reconcile these statements.

2008 Financial Plan Based on Most Current Information, page 9

5. The changes that you list on pages 9 and 10 appear to have a net positive impact on the company's projected revenues and prospects, even after correcting for possible negative outcomes in specific trials. Disclose the reasons that the Special Committee nonetheless concluded that the $95.00 price was adequate, even in light of the previous negotiating position that the appropriate starting point for negotiations was $112.00.

Opinion of Goldman, Sachs & Co., page 17

6. Explain what you mean by an "illustrative" analysis. You appear to have done the illustrative discounted cash flow analysis, for example, using different assumptions than those that applied to the Discounted Cash Flow Sensitivity Analysis.

Discounted Cash Flow Sensitivity Analysis, page 20

7. Explain how Goldman Sachs and the Special Committee were able to conclude that the price was fair in spite of the fact that the value ranges indicated by the DCFS analysis were substantially higher than the offering price.

Present Value Future Share Price Analysis, page 21

8. Explain briefly how you chose the "estimated future earnings" and the "assumed price to future share earnings per share multiple."

9. Explain how you selected the discount rate for this analysis.

Goldman, Sachs Presentations, page 24

10. Earlier disclosure refers to a September 22 presentation by Goldman Sachs. Advise us if this is an error; if not, please file the September 22 presentation.

11. The February 22, 2009 materials and the March 11, 2009 materials appear to cover the same information and to be based on the same analyses and assumptions. Disclose the reasons that the conclusions reached in the presentations diverge by $17.00 per share.

Closing Comments

Please promptly amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

Please direct any questions regarding our comments to me at (202) 551-3267.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions